September 18, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Jeff Long and Ms. Alison White

Re:	Registration Statement on Form N-14 of Franklin Mutual Series Funds (the “Registrant”)
File No. 333-233335

Dear Mr. Long and Ms. White:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by you on August 26, 2019 and September 9, 2019, respectively, to Kenneth L. Greenberg, Esq. of Stradley Ronon Stevens & Young, LLP (“Stradley”) with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin Mutual International Fund (the “International Fund with and into the Franklin Mutual Global Discovery Fund (the “Global Discovery Fund”), each a series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 16, 2019 under Rule 488 under the Securities Act of 1933, as amended.
Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses, as applicable, will be incorporated into a filing to be made in a pre-effective amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
A.	Accounting Comments
1.	Text: Expense Table.
Comment:  Confirm supplementally that the fees and expenses listed in the expense table are current.
Response: The Registrant confirms that the fees and expenses listed in the expense tables are current.

2.	Text: Expense Table.
Comment:  Confirm supplementally that for any Fund being acquired that has a fee waiver with a recoupment provision that such recoupment provision terminates when the acquired Fund is reorganized.
Response:  The Registrant confirms that the Funds’ fee waivers do not have a recoupment provision and, accordingly, a recoupment provision would not exist after the Transaction.
3.	Text: Expense Table.
Comment:  In order to show total annual fund operating expenses after fee waivers, the fee waiver needs to be in place for one year following the reorganization.  Recheck termination dates of the fee waivers provided in the footnotes.  If the termination date of the fee waiver for the pro forma combined fund ends less than one year after the closing of the reorganization, then either extend the termination date so that it is at least one year long or the after fee waiver number should be removed from the table.
Response:  The Registrant has revised the disclosure to include fee waivers that extend at least one year from the effective date of the Registration Statement in accordance with Item 3.  See Instruction 3(e) of Item 3 of Form N-1A.
4.	Text: The section titled “Repositioning of the International Fund’s Portfolio Assets” on page 7 of the Prospectus/Proxy Statement.
Comment:  Add disclosure from the section titled “Repositioning of the International Fund’s Portfolio Assets”  on pages 33 and 34 that detail the impact on capital gains to be distributed to shareholders from the sale of approximately 44% of the Fund’s portfolio assets.
Response:  Revised as requested.
5.	Text: Financial Highlights Tables in Appendix B to the Prospectus/Proxy Statement
Comment:  The Financial Highlights Tables are missing the June 30, 2019 information.  Please file a delaying amendment and a pre-effective amendment that contains the missing June 30, 2019 information.  The SEC staff will work to have the pre-effective amendment declared effective around the time the initial N-14 registration statement is supposed to go effective.
Response:  Revised and filed as requested.
B.	Disclosure Comments
1.	Text: Second sentence of the fifth paragraph on page 1 states:

The Global Discovery Fund seeks capital appreciation and the International Fund seeks capital appreciation which may occasionally be short term.
Comment:  Clarify what is meant by “short term.”
Response:  Revised as requested.
2.	Text: Second to last sentence of the first paragraph on page 4 under the section “How will the Transaction affect me?-Investment Goals, Strategies, Policies and Risks” states:
The Global Discovery Fund invests primarily in equity securities of U.S. and foreign companies that the Investment Manager believes are undervalued, but may also invest substantially and up to 100% of its assets in foreign securities which may include sovereign debt and participations in foreign government debt.
Comment: Add a minimum percentage disclosure regarding how the Global Discovery Fund will invest outside the United States (e.g., at least 40% outside the United States).
Response:  Revised as requested.
3.	Text: The last sentence of the second paragraph on page 4 under the section “How will the Transaction affect me?-Investment Goals, Strategies, Policies and Risks” states:
The Global Discovery Fund, to a lesser extent, also invests in merger arbitrage securities and the debt and equity of distressed companies.
Comment:  Explain in Plain English what merger arbitrage securities are.
Response:  Revised as requested.
4.	Text: First sentence of the last paragraph on page 5 under the heading “Slightly Higher Fund Operating Expenses” states:
The Transaction is not expected to have an impact on the expense ratio of the Global Discovery Fund, but because the Global Discovery Fund does not have any fee waivers in place, former shareholders of the International Fund are expected to experience, as shown in the table below, higher annual fund operating expenses by one basis point for Class A, Class C, Class R and Class Z, and higher by seven basis points for Class R6 after the International Fund’s fee waivers. [emphasis added]
Comment:  Revise the sentence because the Global Discovery Fund has a fee cap on its transfer agency fees for Class R6 shares.
Response:  Revised as requested.

5.	Text: On page 10, the section entitled “Comparisons of Some Import Features of the Funds- Are there any significant differences between the investment goals, strategies and policies of the Funds?”
Comment:  Consider including a chart that highlights the differences in strategies similar to the risk chart on page 12.
Response:  The disclosure on Page 11 is intended to be more of a summary and to include the same chart on both Pages 11 and 28 would be duplicative.  The Registrant has added a cross reference to this chart on Page 11.
6.	Text: Principal Investment Risks Chart on page 12.
Comment:  The chart notes that focus risk and merger arbitrage securities and distressed companies risk does not apply to the International Fund.  Add disclosure that describes the overall effect of the risks to shareholders when compared to the Global Discovery Fund.
Response:  Revised as requested.
7.	Text: The second sentence on page 15 under the heading “What are the fees and expenses of each Fund and what might they be after the Transaction?” states:
The tables also show the pro forma estimated fees and expenses for the Global Discovery Fund, assuming that (i) shareholders of the International Fund approve the Plan; (ii) the Transaction had been completed as of January 1, 2018, and experienced a year of combined operations; and (iii)  the Global Discovery Fund had one year of combined operations.
Comment: Please clarify whether the date should be as of January 1, 2018.  Also (ii) and (iii) both note that the Fund had one year of combined operations.
Response:  The Registrant confirms January 1, 2018 as the correct date and revised the language as requested.
8.	Text: Footnote 3 of the Expense Table on page 18 states:
The transfer agent has contractually agreed to cap transfer agency fees for Class R6 shares of the Global Discovery Fund so that transfer agency fees for that class do not exceed 0.02% until April 30, 2020. Contractual fee waiver and/or expense reimbursement agreement may not be changed or terminated during the time period set forth above.
Comment:  In order to show total annual fund operating expenses after fee waivers and/or expense reimbursements, the fee waiver/expense reimbursement needs to be in place for one year from the effective date of the Registration Statement.  Recheck termination dates of the fee cap provided in the footnote.  If the termination date of the fee cap ends less than one year after the effective date of the Registration

Statement, then either extend the termination date so that it is at least one year long or the after fee cap number should be removed from the table and the numbers in the expense example should be adjusted.
Response:  The Registrant has revised the disclosure to include fee waivers that extend at least one year from the effective date of the Registration Statement in accordance with Item 3.  See Instruction 3(e) of Item 3 of Form N-1A.
9.	Text: Last sentence of the first paragraph under the section titled Reasons for the Transaction” on page 23 states:
Management recommended the Transaction because of the similar investment goals, principal investment strategies and risks of the Funds and the fact that the Transaction may benefit shareholders of the International Fund by enabling them to be investors in a fund with a larger asset size, and will result in a reorganized fund with lower annual fund operating expenses (before waivers) and slightly higher annual operating expenses (after waivers) (1 basis point for Class A, Class C, Class R and Class Z and 7 basis points for Class R6), better long-term total return investment performance and more favorable sales prospects. [emphasis added]
Comment:  Consider revising sentence as higher annual operating expenses (after waivers) does not appear to be beneficial to shareholders.
Response:  Revised as requested.
The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149 or, in his absence, Amy Smith, Esq. at (215) 564-8104.

Regards,

/s/ Marianne Kim_____
Marianne Kim, Esq.
Assistant Secretary
Franklin Mutual Series Funds
5